UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
EMISPHERE TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
291345106
(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 16, 2007
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	291345106	SCHEDULE 13D	Page	2	of	11	Pages

1	NAME OF REPORTING PERSONS

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	7	SOLE VOTING POWER

NUMBER OF		4,876,811

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,876,811

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,876,811

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.2%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	SCHEDULE 13D	Page	3	of	11	Pages

1	NAME OF REPORTING PERSONS

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
	MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,542,894

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,542,894

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,542,894

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.3%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	SCHEDULE 13D	Page	4	of	11	Pages

1	NAME OF REPORTING PERSONS

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
	MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,022,347

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,022,347

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,022,347

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.8%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	SCHEDULE 13D	Page	5	of	11	Pages

1	NAME OF REPORTING PERSONS

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
	MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,222,021

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,222,021

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,222,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.2%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	SCHEDULE 13D	Page	6	of	11	Pages

1	NAME OF REPORTING PERSONS

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
	MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		9,764,915

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,764,915

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,764,915

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	28.8%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	SCHEDULE 13D	Page	7	of	11	Pages

1	NAME OF REPORTING PERSONS

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
	MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		9,774,575

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,774,575

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,774,575

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	28.8%

14	TYPE OF REPORTING PERSON (See Instructions)

	IN; HC
     This Statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 17, 2006 (“Amendment No. 1”) and Amendment No. 2, filed on May 11, 2006 (“Amendment No. 2”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). This Amendment No. 3 is being filed by the Reporting Persons to report the execution of that certain Subscription Agreement, dated August 16, 2007, by and between the Issuer and Institutional Partners II (the “Subscription Agreement”) and that certain Lock-Up Agreement, dated August 16, 2007, executed by the Investor and Dr. Rachesky (the “Lock-Up Agreement”) and also to report the increase in the number of Shares since Amendment No. 2 which the Reporting Persons may be deemed to beneficially own. Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on April 8, 2005 (the “Schedule 13G”). Defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 2.

Item 4. Purpose of Transaction
Item 4 is hereby amended to add the following:
Subscription Agreement
      On August 16, 2007, Institutional Partners II and the Issuer entered into the Subscription Agreement, whereby Institutional Partners II agreed to purchase from the Issuer 455,362 Shares and warrants to purchase 91,073 Shares at an exercise price per warrant of $3.948 (the “Offering Warrants”). The Shares and Offering Warrants will be sold in units (the “Units”), with each Unit consisting of one Share and an Offering Warrant to purchase 0.2 Shares. Each Unit will be purchased at a price of $3.785, which purchase is expected to close on or about August 22, 2007. The Shares and Offering Warrants are immediately separable and will be issued separately and the Offering Warrants will be exercisable at any time after the six month anniversary of the issuance. The Subscription Agreement was entered into in connection with the Issuer’s registered offering to sell 1,544,638 Shares and Offering Warrants to purchase 308,927 Shares to certain other investors. The obligation of Institutional Partners II to purchase the Units is conditioned upon the consummation of the transactions contemplated by that certain Placement Agency Agreement, dated August 16, 2007, by and between the Issuer and ThinkEquity Partners LLC (the “Placement Agent”). The Units were offered to the Investor pursuant to a pre-existing contractual preemptive right held by Fund Management under that certain side letter, dated as of March 31, 2005, by and between the Issuer and Fund Management, which side letter was filed as Exhibit 10.6 to the Issuer’s Form 10-Q for the quarterly period ended March 31, 2005. Accordingly, the Investor expects that if Institutional Partners II acquires the Shares and Offering Warrants, the Investor’s aggregate percentage beneficial ownership of the Issuer’s Shares will remain approximately the same as reported herein. This paragraph is a summary description of the material terms of the Subscription Agreement and the registered offering and is qualified in its entirety by reference to the terms of the Subscription Agreement and Term Sheet relating to the offering, which are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.
Lock-Up Agreement
     In connection with the Issuer’s registered offering of the Units described above, on August 16, 2007, the Investor and Dr. Rachesky, in his capacity as a director, agreed with the Placement Agent, pursuant to a letter agreement (the “Lock-Up Agreement”) that the Investor and Dr. Rachesky will not offer or sell or take certain actions with respect to the registration of any Shares for a period of 90 days from the date of the final prospectus to be used in confirming the sale of Shares in such offering. This paragraph is a summary description of the material terms of the Lock-Up Agreement and is qualified in its entirety by reference to the terms of the Lock-Up Agreement, which is filed as Exhibit 3 hereto and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:
     According to information provided in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2007, the number of Shares outstanding as of August 1, 2007 was 28,331,808. All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the Shares pursuant to exercise or vesting of Warrants, restricted stock or stock options currently owned by the Reporting Persons and assuming such Reporting Person’s Convertible Notes were converted into Shares as of such date.
     (a) (i) Master Account may be deemed the beneficial owner of 4,876,811 Shares (approximately 16.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). This number consists of (A) 3,123,626 Shares held for the account of Master Account, (B) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (C) 916,289 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes.
          (ii) Capital Partners (100) may be deemed the beneficial owner of 666,083 Shares (approximately 2.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 424,818 Shares held for the account of Capital Partners (100), (B) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (C) 125,304 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes.
          (iii) Advisors may be deemed the beneficial owner of 5,542,894 Shares (approximately 18.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 3,123,626 Shares held for the account of Master Account, (2) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (3) 916,289 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes and (B) (1) 424,818 Shares held for the account of Capital Partners (100), (2) 115,961 Shares that can be obtained by Capital Partners (100)

upon exercise of warrants to acquire Shares, and (3) 125,304 Shares that can be obtained by Capital Partners (100) upon the conversion of Convertible Notes.
          (iv) Institutional Partners II may be deemed the beneficial owner of 1,199,674 Shares (approximately 4.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 187,979 Shares held for the account of Institutional Partners II, (B) 14,698 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (C) 996,997 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes.
          (v) Institutional Partners IIA may be deemed the beneficial owner of 3,022,347 Shares (approximately 9.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 473,577 Shares held for the account of Institutional Partners IIA, (B) 37,030 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (C) 2,511,740 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.
          (vi) Institutional Advisors II may be deemed the beneficial owner of 4,222,021 Shares (approximately 13.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 187,979 Shares held for the account of Institutional Partners II, (2) 14,698 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (3) 996,997 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes and (B) (1) 473,577 Shares held for the Account of Institutional Partners IIA, (2) 37,030 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 2,511,740 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.
          (vii) Fund Management may be deemed the beneficial owner of 9,764,915 Shares (approximately 28.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 3,123,626 Shares held for the account of Master Account, (2) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (3) 916,289 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, (B) (1) 424,818 Shares held for the account of Capital Partners (100), (2) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (3) 125,304 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes, (C) (1) 187,979 Shares held for the account of Institutional Partners II, (2) 14,698 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to purchase Shares and (3) 996,997 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes and (D) (1) 473,577 Shares held for the account of Institutional Partners IIA, (2) 37,030 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 2,511,740 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.

          (viii) Dr. Rachesky may be deemed the beneficial owner of 9,774,575 Shares (approximately 28.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 3,123,626 Shares held for the account of Master Account, (2) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (3) 916,289 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, (B) (1) 424,818 Shares held for the account of Capital Partners (100), (2) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (3) 125,304 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes, (C) (1) 187,979 Shares held for the account of Institutional Partners II, (2) 14,698 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to purchase Shares and (3) 996,997 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, (D) (1) 473,577 Shares held for the account of Institutional Partners IIA, (2) 37,030 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 2,511,740 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes, (E) 7,000 Shares that can be obtained upon the exercise of an option to purchase Shares at a price of $3.76 per share in connection with an award of stock options which vest on October 20, 2007 and (F) 2,660 Shares of restricted stock which vest on October 20, 2007.
     (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 4,876,811 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 4,876,811 Shares which may be deemed to be beneficially owned by Master Account as described above.
          (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 666,083 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 666,083 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.
          (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 5,542,894 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 5,542,894 Shares which may be deemed to be beneficially owned by Advisors as described above.
          (iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 1,199,674 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 1,199,674 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.
          (v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 3,022,347 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 3,022,347 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.
          (vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 4,222,021 Shares which may be deemed to be beneficially owned by Institutional Advisors

II as described above, and (y) the sole power to direct the voting of 4,222,021 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.
          (vii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 9,764,915 Shares which may be deemed to be beneficially owned by Fund Management as described above, (y) the sole power to direct the voting of 9,764,915 Shares which may be deemed to be beneficially owned by Fund Management as described above.
          (viii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 9,774,575 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 9,774,575 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     Except as otherwise disclosed herein, there have been no transactions with respect to the Shares in the last 60 days by any of the Reporting Persons.
     (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
          (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
          (iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.
          (iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information in Item 4 above is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Subscription Agreement, dated as of August 16, 2007, by and between the Issuer and Institutional Partners II.

2	Term Sheet, dated as of August 16, 2007, relating to the Issuer’s registered offering of Units.

3	Lock-Up Agreement, dated as of August 16, 2007, executed by each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Dr. Rachesky.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 20, 2007	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Mark H. Rachesky, M.D.
Name: Mark H. Rachesky, M.D.
Title: Managing Member

MHR ADVISORS LLC

	By:	/s/ Mark H. Rachesky, M.D.
Name: Mark H. Rachesky, M.D.
Title: Managing Member

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC, its General Partner

	By:	/s/ Mark H. Rachesky, M.D.
Name: Mark H. Rachesky, M.D.
Title: Managing Member

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Mark H. Rachesky, M.D.
Name: Mark H. Rachesky, M.D.
Title: Managing Member

MHR FUND MANAGEMENT LLC

	By:	/s/ Mark H. Rachesky, M.D.
Name: Mark H. Rachesky, M.D.
Title: Managing Member

MARK H. RACHESKY, M.D.

/s/ Mark H. Rachesky, M.D.